Resurgent, Inc.

Financial Statements and Report

February 22, 2024

Table of Contents



Independent Accountant's Review Report

To Management of:
Resurgent, Inc.

We have reviewed the accompanying financial statements of Resurgent, Inc. (the Company), which comprise the balance sheet as of February 22, 2024, and the related statements of income, owners' equity, and cash flows for the period (since inception) then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Resurgent, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has yet to receive financing or begin operations and these conditions raise an uncertainty about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
February 28, 2024


Resurgent, Inc.
Balance Sheet (Unaudited)
As of February 22, 2024


Assets		-
Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets		-
Liabilities & Owners' Equity		-
Liabilities		-
Accounts payable and accrued expenses		-
Total Current Liabilities		-
Total Liabilities		-
Total Owners' Equity		-
Total Liabilities & Owners' Equity	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Resurgent, Inc.
Statement of Income (Unaudited)
For the period (as of inception date) ended February 22, 2024

Operating Expenses		-
Salaries and wages	$	-
Total Operating Expenses		-
Net Income (Loss)	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Resurgent, Inc.

Statement of Owners' Equity (Unaudited)

For the period (as of inception date) ended February 22, 2024


	Common Stock	Total Owners' Equity
Balance at February 22, 2024	-	-
Net income (loss)	-	-
Balance at February 22, 2024	$ -	$ -


Resurgent, Inc.

Statement of Cash Flows (Unaudited)

For the period (as of inception date) ended February 22, 2024


Cash Flows

  Cash Flows From Operating Activities

  Net income (loss) — -

  Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities

    Depreciation and amortization — -

  Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities — $ -

  (Increase) decrease in operating assets, net of effects of businesses acquired

    Accounts receivable — -

  Increase (decrease) in operating liabilities, net of effects of businesses acquired

    Accounts payable and accrued liabilities — -

  Net Cash Provided by (Used in) Operating Activities — -

  Cash Flows from Investing Activities

    Purchase of property, plant, and equipment — -

  Net Cash Provided by (Used in) Investing Activities — -

  Cash Flows from Financing Activities

    Proceeds from issuance of debt — -

  Net Cash Provided by (Used in) Financing Activities — -

  Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash — -

  Cash, cash equivalents, and restricted cash at beginning of period — -

Cash, Cash Equivalents, and Restricted Cash at End of Period — $ -

Notes to the Financial Statements

Resurgent, Inc.
Notes to the Financial Statements
For the period (as of inception date) ended February 22, 2024

1. Summary of significant accounting policies

a. Nature of operations

Resurgent, Inc. (the Company), d/b/a "Resurgent Realty Trust", was incorporated in the Commonwealth of Virginia on February 22, 2024. The Company has a management team with over 150 years of combined experience in commercial real estate and seeks to build a portfolio of grocery-anchored shopping centers. The Company has identified an initial portfolio totaling over 800,000 square feet of retail space in Virginia, North Carolina, South Carolina and Florida. Targeted shopping centers feature upward trending grocer sales and require minor capital improvements. With a 5-7 year holding period, the Company plans to maximize depreciation via cost segregation studies and implement strategic management to increase profitability.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements are as of the date of incorporation on February 22, 2024.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Resurgent, Inc.
Notes to the Financial Statements
For the period (as of inception date) ended February 22, 2024

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities that require fair value measurement.

e. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried

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Resurgent, Inc.
Notes to the Financial Statements
For the period (as of inception date) ended February 22, 2024

forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

As the Company has not yet begun operations there is no income tax provision as of February 22, 2024.

f. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to be capitalized or begin operations. Those factors and conditions create uncertainty about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of February 22, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

4. Subsequent events

Management evaluated all activity of the Company through February 28, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.